

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2018

Mail Stop 4631

<u>Via Email</u>
Mr. Manuel Bartolome Ferreyros Pena
Chief Financial Officer
Cementos Pacasmayo S.A.A
Calle La Colonia 150, Urbanizacion El Vivero
Surco, Lima
Peru

     Re: Cementos Pacasmayo S.A.A.
              Form 20-F for Fiscal Year Ended December 31, 2016
              Filed May 1, 2017
              File No. 1-35401

Dear Mr. Pena:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Terence O'Brien

                          Terence O' Brien
                          Accounting Branch Chief
                          Office of Manufacturing and
                          Construction